SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              GEORGIA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.  Type of security or securities.

         Series E Floating Rate Senior Notes due February 22, 2002 (the "Notes")

Item 2.  Issue, renewal or guaranty.

         Issue

Item 3.  Principal amount of each security.

         $300,000,000

Item 4.  Rate of interest per annum of each security.

         The per annum interest rate on the Notes will generally be reset monthly based on the one-month LIBOR plus 0.05%

Item 5. Date of issue, renewal or guaranty of each security.

         February 22, 2000

Item 6. If renewal of security, give date of original issue.

         Not Applicable

Item 7.  Date of maturity of each security.

         February 22, 2002


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Item 8.  Name of person to whom each security was issued, renewed or guaranteed.

         The Company issued and sold the Notes to Bear, Stearns & Co. Inc. and Chase Securities Inc., as the Underwriters, pursuant to an Underwriting Agreement dated February 15, 2000.

Item 9. Collateral given with each security, if any.

         None.

Item 10. Consideration received for each security.

         $300,000,000.

Item 11. Application of proceeds of each security.

         The proceeds from the sale of the Notes were used by the Company to repay a portion of its outstanding short-term indebtedness, which aggregated approximately $534,000,000 as of February 15, 2000.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

         a.       the provisions contained in the first sentence of Section
                  6(b)___

         b.       the provisions contained in the fourth sentence of Section
                  6(b)___

         c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13. Not Applicable.

Item 14. Not Applicable.



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Item 15. If the security or securities are exempt from the provisions of Section
         6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

         Rule 52


Date:  February 24, 2000                      GEORGIA POWER COMPANY



                                              By:   /s/Wayne Boston
                                                       Wayne Boston
                                                    Assistant Secretary